SEI Catholic Values Trust

One Freedom Valley Drive

Oaks, PA 19456

March 30, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Elizabeth Bentzinger

Re:                             Request for Acceleration of the Effective Date of SEI Catholic Values Trust’s Pre-Effective Amendment No. 2 Under the Securities Act of 1933 and Amendment No. 2 Under the Investment Company Act of 1940 Filed on March 27, 2015 (File Nos. 333-200973 and 811-23015)

Dear Ms. Bentzinger:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 3:00 P.M., Eastern Time, Tuesday, March 31, 2015, or as soon thereafter as practicable.

In connection with this request, SEI Investments Distribution Co., the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

SEI Catholic Values Trust		SEI Investments Distribution Co.

/s/ Timothy D. Barto		/s/ John Munch
By:	Timothy D. Barto	By:	John Munch
Title:	Vice President and Secretary	Title:	General Counsel and Secretary